Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended				For the Nine Months Ended
	September 30,				September 30,
	2011(1)(2)		2010(1)(2)		2011(1)(3)		2010(1)(3)
Earnings:
Add:
Loss from continuing operations before income taxes and noncontrolling interest	$(24,126)		$(26,495)		$(64,362)		$(59,335)
Fixed charges	27,386		28,122		81,591		85,135
	3,260		1,627		17,229		25,800
Subtract:
Interest capitalized	95		102		290		312
Distributions to noncontrolling interest holders	919		412		3,002		3,148
	1,014		514		3,292		3,460
Earnings	$2,246		$1,113		$13,937		$22,340

Fixed Charges:
Interest expense	$21,639		$22,661		$64,773		$67,883
Interest capitalized	95		102		290		312
Portion of rentals deemed to be interest	5,652		5,359		16,528		16,940
	$27,386		$28,122		$81,591		$85,135

Ratio of earnings to fixed charges	0.1	x	0.0	x	0.2	x	0.3	x

(1)

For the three and nine months ended September 30, 2011 and 2010, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $25.1 million and $27.0 million less than fixed charges for the three months ended September 30, 2011 and 2010, respectively, and $67.7 million and $62.8 million less than fixed charges for the nine months ended September 30, 2011 and 2010, respectively.

(2)

Loss from continuing operations before income taxes and noncontrolling interest includes restructuring charges of $7.6 million and $7.4 million for the three months ended September 30, 2011 and 2010, respectively.

(3)

Loss from continuing operations before income taxes and noncontrolling interest includes restructuring charges of $23.5 million and $12.7 million for the nine months ended September 30, 2011 and 2010, respectively.